EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Income from continuing operations before income taxes	$133,527	$89,717	$269,232	$157,703
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	—	—	—	—
Amortization of capitalized interest	459	266	891	578
Interest expense	11,643	10,080	22,641	19,724
Interest portion of rental expense	1,770	1,536	3,652	3,071

Earnings	$147,399	$101,599	$296,416	$181,076

Interest	$12,538	$10,823	$24,431	$22,433
Interest portion of rental expense	1,770	1,536	3,652	3,071
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—	—	—

Fixed Charges	$14,308	$12,359	$28,083	$25,504

Ratio of Earnings to Fixed Charges	10.30	8.22	10.55	7.10